

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Christopher Cashion
Chief Financial Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

> **Re: Superior Drilling Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 23, 2018**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 13, 2019**
> **File No. 001-36453**

Dear Mr. Cashion:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Kevin Poli